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mborrelli@sidley.com (312) 853-7531	FOUNDED 1866

June 10, 2010

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C.  20549

Re:	ML Transtrend DTP Enhanced FuturesAccess LLC
Form 10-K for the year ended December 31, 2008
Form 10-K for the year ended December 31, 2009
File No. 000-52701

Dear Ms. Garnett:

On behalf of Merrill Lynch Alternative Investments LLC (“MLAI”), the manager of ML Transtrend DTP Enhanced FuturesAccess LLC (the “Fund”), thank you for your letter of May 26, 2010, providing comments to the above-referenced filing.  MLAI has reviewed your comments and has provided responses below.  For your convenience, MLAI has included your comments below in bold with the Fund’s corresponding responses following each comment.

Item 1.  Business

Description of Current Charges, page 6

1.
We note your response to previous comment 3. In future filings, please revise the “Description of Current Charges” to include a similar explanation of why aggregate brokerage commissions are excluded from the table of charges.

In Form 10-K filings for 2010 and subsequent years, the Fund will include disclosure  after the table of charges in Item 1 (Business)—Charges reading substantially as follows:

The foregoing table does not reflect:  (i) the bid-ask spreads paid by the Fund on its forward trading, (ii) brokerage commissions, (iii) the benefits which may be

Ms. Karen J. Garnett
March 2, 2010

derived by Merrill Lynch from the deposit of certain of the Fund’s U.S. dollar assets maintained at MLPF&S, or (iv) sales commissions payable in connection with the sales of Class A, D and I units of the Fund.  Bid-ask spreads and brokerage commissions are components of the trading profit or loss of the Fund rather than a distinct expense item separable from the Fund’s trading; they are netted against realized and unrealized trading gains or losses in determining trading profit or loss.  Benefits derived by Merrill Lynch from the deposit of the Fund’s assets at MLPF&S are neither a direct expense of the Fund nor readily quantifiable.  Aggregate sales commissions are not included in the table of charges because they are not an expense of the Fund, but rather are paid to MLPF&S out of an investor’s subscription proceeds and therefore reduce the amount invested in the Fund by the investor.

*              *             *

If you have any questions, or require additional information in respect of any of the foregoing responses, please do not hesitate to contact the undersigned at (312) 853-7531.

Sincerely yours,

/s/ Mark Borrelli
Mark Borrelli

cc:           Justin Ferri/MLAI